UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December, 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated December 21, 2016, announcing the appointment of Gary S. Vogel as Director and the delivery of a 19,200 TEU container vessel.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 22, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Appointment of Gary S. Vogel as Director and delivery of a 19,200 TEU container vessel

Press release from Ship Finance International Limited, December 21, 2016.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), today announced the appointment of Mr. Gary S. Vogel to the Board of Directors to fill a vacancy on the Board.

Mr. Vogel (50) has a long career in the dry bulk shipping market and is currently Chief Executive Officer of Eagle Bulk Shipping Inc, a US-listed owner and operator of geared dry bulk vessels. Previously Mr. Vogel served as CEO of Clipper Group in Denmark. For further biographical information, please visit the Company's website www.shipfinance.bm.

Hans Petter Aas, Chairman in Ship Finance, said in a comment: "We are very pleased that Mr. Vogel has accepted a directorship in Ship Finance. I am confident that his broad international background and experience both in the dry bulk market and the capital markets will make a good contribution to the continued growth and diversification of Ship Finance."

The Company has today also taken delivery of MSC Anna, the first of two 19,200 TEU container vessels from Huyndai Heavy Industries, Korea. The vessel is chartered out for a period of 15 years, and lease financing has been secured for the full term of the charter. The second vessel is expected to be delivered in the first quarter of 2017.

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance

Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.